EXHIBIT 99.1
Intellipharmaceutics Updates Developments on Its Rexista(TM) Oxycodone Technology

TORONTO, July 15, 2013 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced an update on the following events in its Rexista™ oxycodone development program:

1) The results of the current stage of development and physico-chemical tests to assess abuse-deterrent properties of its Rexista™ oxycodone
2) Stability studies
3) Successful Phase I clinical trial of its Rexista™ abuse-deterrent oxycodone, designed around its proprietary drug delivery system.

The physico-chemical tests were conducted on either an intact, pulverized or microwaved Rexista™ oxycodone and included:
  Crush resistance studies conducted to evaluate the potential for abuse by chewing and licking of Rexista™ oxycodone;
  Alcohol challenge studies conducted to evaluate the potential for "dose dumping" related to inadvertent or deliberate co-administration of Rexista™ oxycodone with alcohol;
  Extraction studies in beverages, aqueous and non-aqueous media conducted to evaluate the potential for abuse related to oral administration of oxycodone obtained from dissolved Rexista™ oxycodone;
  Vaporization studies conducted to evaluate the potential for abuse related to insufflation of oxycodone obtained from heating of Rexista™ oxycodone; and
  Syringeability and injectability studies conducted to evaluate the potential for abuse related to intravenous administration of oxycodone obtained from dissolved, pulverized or microwaved Rexista™ oxycodone.
Results from such physico-chemical studies suggest that:
  Rexista™ oxycodone should be difficult to abuse through crushing, chewing or licking;
  Release of oxycodone from Rexista™ oxycodone is likely to be slower or not instantaneous in a range of beverages and solvents;
  Rexista™ oxycodone should not "dose dump", or instantaneously release the entire dose of oxycodone, in the presence of ethanol over a range of concentrations;
  Rexista™ oxycodone when pulverized and reduced to particles should be difficult and time consuming to syringe or inject in the form and volume suitable for intravenous administration;
  Release of oxycodone should be insignificant or inefficient via heating and vaporization;
  Extraction of oxycodone from Rexista™ oxycodone which has been microwaved should be difficult or inefficient; and
  Rexista™ oxycodone when pulverized or reduced to particles should be difficult or inefficient to snort or inhale.
Results from accelerated stability studies indicate that Rexista™ oxycodone formulation is stable even at a high temperature (40°C) and relative humidity (70%) of storage.

The successful Phase I clinical trial, on twelve subjects in a fasted state, was a randomized, cross-over, comparative bioavailability clinical trial of Rexista™ oxycodone in comparison with OxyContin® (oxycodone hydrochloride controlled-release tablets). The outcome was positive, and showed that a single dose of our 40 mg Rexista™ oxycodone was bio-comparable to 40 mg OxyContin®. The bioavailability of a single dose of Rexista™ oxycodone was equivalent to that of OxyContin®, as measured by the respective areas under the curve ("AUCs"). The value for AUC essentially provides an estimation of total drug exposure by comparing ratios between Rexista™ oxycodone and OxyContin®. On an industry measurement basis, these may be summarized as AUCt = 92% and AUCinf = 99%. These ratios were within 80% - 125% at the 90% confidence interval. We had previously reported a successful proof of concept Phase I study in which a single dose of a Rexista™ oxycodone 40 mg formulation was compared to OxyContin® 20 mg administered twice.

"The study suggests that utilization of the technology platform in our formulation of Rexista™ oxycodone does not interfere with the bioavailability of oxycodone, and promotes the stability of Rexista™ oxycodone," stated Dr. Isa Odidi, CEO and Co-Founder of Intellipharmaceutics. "We believe that our Rexista™ oxycodone is also sufficiently differentiated from currently available commercial oxycodone hydrochloride extended-release products, both in its design architecture and by having the release of the active substance, oxycodone, show a point of divergence in a dissolution profile and/or a bioavailability profile. This represents a point or segment in a plasma concentration timeline where the history of the dissolution or release rate changes from a higher release rate during onset of action to another lower rate during the phase of controlled release or sustained action."

We plan to seek a Special Protocol Assessment ("SPA") from the United States Food and Drug Administration ("FDA") to assist us in our plans to conduct a pivotal Phase III study in preparation for a New Drug Application ("NDA") 505(b)(2) application. The purpose of the SPA is to reach an agreement with the FDA regarding the study design, endpoints and statistical analyses needed to support approval of Rexista™ oxycodone prior to initiating the Phase III study. We will also be seeking a licensing partner for the Phase III studies. Intellipharmaceutics' previously announced development goals for 2013 included the completion of Phase I studies of Rexista™ oxycodone. We currently expect to carry out additional Phase I studies by the 4th quarter of 2013, and to initiate Phase III trials by the first half of 2014.

For the SPA, we intend to propose a pivotal Phase III study designed as a randomized, double-blinded, placebo-controlled, multi-center study to evaluate the analgesic efficacy of Rexista™ oxycodone in comparison to a placebo over a 12-week treatment period in patients having pain intensity scores corresponding to moderate-to-severe pain. There can be no assurance that additional clinical trials will meet the expected outcomes, or that we will be successful in submitting an NDA 505(b)(2) filing with the FDA, that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.

About Rexista™ Oxycodone

Rexista™ oxycodone is an investigational drug, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain when a continuous, around the clock opioid analgesic is needed for an extended period of time. Rexista™ oxycodone is designed to discourage common methods of tampering associated with misuse and abuse of such prescription opioid analgesic.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and a pipeline of product candidates in various stages of development, including filings with the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

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